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YOUR VOTE MATTERS
NO MATTER HOW MANY SHARES YOU OWN

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Vote by May 21 for a Better Future at Phillips 66

Streamline 66
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2 views May 5, 2025 #Streamline66
Learn how to vote by May 21 for a better future at Phillips 66.

Elliott, which manages funds that together are a top-five shareholder in Phillips 66 (NYSE: PSX), is committed to unlocking substantial upside for the benefit of all shareholders. Your vote counts, no matter how many shares you own.

Our #Streamline66 plan would improve management accountability, recognize value trapped by the company's conglomerate structure and refocus on operational excellence to make Phillips 66 a top-tier refiner.

Vote the GOLD card FOR all four of Elliott's highly qualified board nominees: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt. Also vote FOR Proposals 2 and 6 to enhance corporate governance at Phillips 66.

You can vote your shares using one of the voting options at https://streamline66.com/how-to-vote/. If you have questions or need help, please call toll-free: (877) 629-6357

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

Streamline 66 Homepage:
https://streamline66.com/

Streamline 66 Podcast:
https://streamline66.com/podcast/

Learn More About Our Nominees Here:
https://streamline66.com/nominees/

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Streamline 66
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"How to Vote" Video Transcript

0:01: As a shareholder in Phillips 66, you have an opportunity to shape the future of the company.

0:07: Your vote is important no matter how many shares you own.

0:13: Whether by phone, web, or mail-in ballot, it's easy to vote for Elliott's slate of directors and help put Philip 66 on the best road forward.

0:25: You may receive a white or gold proxy card in the mail.

0:28: Both will allow you to cast your vote, but the gold card makes it even easier to vote for Elliott's nominees.

0:35: No matter the card you have, vote for Brian Coffman, Sigmund Cornelius, Michael Heim, and Stacy Nieuwoudt.

0:44: Mark withhold for all Phillips nominees.

0:48: In the proposals section, vote for proposal two, supporting the declassification of the board, and vote for proposal six, supporting the implementation of annual elections for all directors.

1:02: If you prefer to vote online, visit streamline66.com/how-to-vote/ for links and instructions, or you can scan the QR code on your gold card to be directed to a secure voting site.

1:17: If you are a registered shareholder, you can vote by phone at 877-510-5560.

1:27: Even if you've previously voted, you can change your vote using any of these voting methods.

1:33: Be sure to get your votes in by the deadline, May 21st.

1:37: If you have any questions at all, you can call us toll-free at 877-629-6357.

1:46: Thank you for supporting these highly qualified nominees and their vision for a more valuable Phillips 66.

SOCIAL MEDIA POSTS



Streamline 66 ✔ @streamline66 · 6m



What makes a potential midstream spinoff so compelling? Michael Heim, Elliott nominee for Phillips 66's (NYSE: PSX) Board and Co-Founder, Targa Resources, explains why PSX has been "handcuffed" for years, and what it will take to rebuild on the #Streamline66 podcast:



It's got great bones. With the right amount of capital and the right discipline, [Phillips 66] should be able to trade like a midstream company does.

Michael Heim, Elliott nominee for Phillips 66's
Board and Co-Founder, Targa Resources

STREAMLINE 66

ⓘ Click here for more important information



Elliott Nominee Heim Discusses PSX's Midstream Opportunity

From streamline66.com



Streamline 66 ✔ @streamline66 · 2m

What's going on at Phillips 66 (NYSE: PSX)? See Elliott's FAQs, learn more on how to vote, and hear from our highly qualified board nominees. Your vote matters, no matter how many shares you own. #Streamline66



What's Going On at Phillips 66? We Have Answers | Elliott

From streamline66.com

WEBSITE MATERIALS

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Elliott, which manages funds that together make it a top-five shareholder in Phillips 66 (NYSE: PSX) (the "Company" or "Phillips"), today sent a letter to the Company's shareholders highlighting the continuous poor corporate governance and disingenuous shareholder engagement that Phillips 66 has demonstrated over the more than 18 months that Elliott has sought to work with the Company.

over the more than 18 months that Elliott has sought to work with the Company.

Elliott's Letter to Phillips 66 Shareholders →



YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →


Vote by May 21 for a Better Future a...
Voting by mail • Mail ballots...
STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

View How To Vote video transcript

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66"



Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address  →



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer

     

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN

VOTE YOUR SHARES

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

If you have questions or need help, please call toll-free: (877) 629-6357

How To Vote → | Voting FAQ →



Vote by May 21 for a Better Future a...
Voting by mail - Mail ballots...
STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS
Watch on YouTube

View How To Vote video transcript

REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

Shareholders who directly hold Phillips 66 shares, not in a bank or brokerage account.



VOTE ONLINE

Visit the voting website: www.okapivote.com/PSX2025. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



VOTE BY MAIL

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:
Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036



VOTE BY PHONE

Call (877) 510-5560 toll-free and follow the automated instructions or speak to a representative to cast your vote. You will be required to provide the unique control number found on your **GOLD** universal proxy card.



VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

BENEFICIAL HOLDERS: THREE WAYS TO CAST YOUR VOTE

Shareholders who hold Phillips 66 shares in a bank or brokerage account, such as Fidelty, Vanguard, or Charles Schwab.



VOTE ONLINE

Visit the voting website: www.proxyvote.com. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



VOTE BY MAIL

Please mark, sign and date your GOLD universal proxy card and return it in the postage-paid envelope provided.



VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

HOW TO VOTE

Elliott urges you to vote **FOR** our highly qualified board nominees with decades of experience in refining, midstream operations and corporate governance, and **FOR** the Annual Election Policy Proposal:

- FOR each of Elliott's four board nominees: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt

- FOR Proposal 2: approving the Company's proposal for the declassification of the Board

- FOR Proposal 6: approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

If you have previously voted, you have every right to change your vote by using any of the voting methods. The latest-dated proxy card is the only one that counts. See below to learn more about how to change your vote.

We urge all holders of Phillips 66's common stock as of the record date of April 4, 2025, to submit the **GOLD** universal proxy card or voting instruction form, even if you sold your shares after the record date.



A proxy vote may be changed at any time before the Annual General Meeting on May 21 by:

- Submitting a later-dated **GOLD** proxy card, or

- Delivering a written notice of revocation

VOTING FAQ

What is the Universal Proxy Card?

How does voting with the Universal Proxy Card work?

Do I need to vote for all four director seats on the Universal Proxy Card?

I received different-colored Universal Proxy Cards—gold and white. What do I do?

Is voting with the Universal Proxy Card mandatory?

Can I change my vote after I submit a Universal Proxy Card?

If I've made a mistake on my Universal Proxy Card, or I've lost the card and need a new one, what do I do?

Why does Elliott recommend voting FOR Proposals 2 and 6?

Why is the Company opposed to Proposal 6?

Where can I find more information on voting?



STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

STREAMLINE 66
Home Nominees Podcast Materials About Elliott Contact How To Vote

"HOW TO VOTE" VIDEO TRANSCRIPT

0:01: As a shareholder in Phillips 66, you have an opportunity to shape the future of the company.

0:07: Your vote is important no matter how many shares you own.

0:13: Whether by phone, web, or mail-in ballot, it's easy to vote for Elliott's slate of directors and help put Philip 66 on the best road forward.

0:25: You may receive a white or gold proxy card in the mail.

0:28: Both will allow you to cast your vote, but the gold card makes it even easier to vote for Elliott's nominees.

0:35: No matter the card you have, vote for Brian Coffman, Sigmund Cornelius, Michael Heim, and Stacy Nieuwoudt.

0:44: Mark withhold for all Phillips nominees.

0:48: In the proposals section, vote for proposal two, supporting the declassification of the board, and vote for proposal six, supporting the implementation of annual elections for all directors.

1:02: If you prefer to vote online, visit streamline66.com/how-to-vote/ for links and instructions, or you can scan the QR code on your gold card to be directed to a secure voting site.

1:17: If you are a registered shareholder, you can vote by phone at 877-510-5560.

1:27: Even if you've previously voted, you can change your vote using any of these voting methods.

1:33: Be sure to get your votes in by the deadline, May 21st.

1:37: If you have any questions at all, you can call us toll-free at 877-629-6357.

1:46: Thank you for supporting these highly qualified nominees and their vision for a more valuable Phillips 66.



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the

"Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

